Exhibit 99.1

Company Contact Information: Gil Efron, CFO Tel: +972 8 861 0000 Email: investors@RRsat.com	External Investor Relations Contacts: Porat Saar, Vice President CCG Investor Relations Israel Tel: +646.233.2161 Email: Porat@CCGIsrael.com
For Immediate Release

RRSAT LAUNCHES ITS FOURTH US TV AND RADIO PLATFORM REACHING
MILLIONS OF HOMES
Launch Represents Major Step in RRsat’s America-to-America Program
Distribution Strategy

RE’EM, Israel – August 3, 2010 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has launched a new platform on the Galaxy 19 (G-19) satellite that enables the distribution of television and radio channels devoted to religious programming. The new platform, together with RRsat’s three other platforms already operating on this satellite, will broadcast more than 50 religious and ethnic TV and radio channels, reaching millions of homes across the United States, and represents a major step in RRsat’s program to distribute content within the Americas originating in the Americas.

The Galaxy 19 satellite, located at 97ºW, is one of the largest ethnic video platforms in the U.S. offering programmers and content distributors access to millions of homes in the U.S. cable community. RRsat has signed agreements with thirteen TV and radio channels to be broadcast on its new Galaxy 19 platform directly from RRsat’s Hawley Teleport in Pennsylvania. Channels already launched include the Three Angels Broadcasting Network (3ABN), which also use RRsat's services for global distribution, the three Hope channels:  Hope Channel, Esperanza TV, and Hope Church channel; and Loma Linda Broadcasting Networks Inc., which broadcasts on Galaxy 19 in English, Arabic and Chinese and uses RRsat’s distribution services to North America, Asia, Africa and Australia. 3ABN, LLBN and the Adventist Television Network channels are all major Christian television and radio networks in the United States offering a full range of religious content and programming.  Their presence on this platform is representative of the increase in content being distributed by RRsat’s Hawley Teleport in which both the source and the destination is North America.

“Interest in religious programming and content is on the rise in the United States,” commented Lior Rival, Vice President, Sales and Marketing of RRsat. “By positioning ourselves as a provider of global distribution for all types of religious content, we believe we can further penetrate this important market and become a leading distribution solution for this programming. Moreover, this launch represents another significant step in our penetration of the America-to-America market.”

RRsat’s customers are very pleased with the new platform and have said the following:

 “Three Angels Broadcasting Network is happy to include its network for broadcasting on G-19 using RRsat.” said Moses Primo of 3ABN “We’ve been using RRsat satellite services for over 15 years and this G-19 coverage is just what we needed to reach free-to-air (FTA) viewers from Canada, The United States, and all the way down to Central America. For the last 25 years 3ABN has reached people with programming aimed at mending broken people and giving them a hope of a better life.”

“Our recent launch on G-19 has opened up valuable markets for LLBN in the Caribbean and Latin America. Also, our LLBN Arabic and LLBN Chinese networks are experiencing rapid growth across G-19’s North American Market.” said Derrell Mundall, Vice President of Marketing, LLBN International.

“SmartLifestyle TV is now providing health and lifestyle programming to headends and FTA viewers from Canada to South America on G-19.”said Ganim Hanna, President, SmartLifestyle TV “ RRsat provides a platform that has brought advertisers, programmers, and affiliates to the door, and is making SmartLifestyle TV a household name in the viewer market.”

“The RRSat service for North America is an appealing service,” says Brad Thorp, President of the Hope Channel Inc network, which currently operates ten unique channels, says.  “We also use RRSat for our service on Hotbird 6 and IS 10, and believe the new RRSat platform will have special benefit to millions of viewers in the Americas .”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 550 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, including the growth of the market for religious content and programming, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes and (viii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2009 and our Current Reports on Form 6-K.

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The information in this press release concerning Three Angels Broadcasting Network (3ABN) and Loma Linda Broadcasting Networks Inc. (LLBN) has been provided to RRsat by such networks and has not been independently verified by RRsat.